Exhibit 99.1

FEMSA Announces First Quarter 2021 Results

Monterrey, Mexico, April 29, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the first quarter of 2021.

ENHANCED DISCLOSURE

•	In a permanent effort to improve our disclosure to better match the evolution of our business and communicate our performance, we are making a change to the way we present our financial results:

○	Given the growing relevance and potential of our logistics and distribution business, we will report its results as a new segment going forward. With this addition, we will disclose our core operations as follows: i) FEMSA Comercio’s retail divisions: Proximity, Health and Fuel; ii) Logistics and Distribution; and iii) Coca-Cola FEMSA.

FINANCIAL SUMMARY FOR THE FIRST QUARTER 2021
Information includes figures in millions of Ps. and variations as change vs. same period last year
	Revenues		Gross Profit		Income from Operations		Same-Store Sales

FEMSA CONSOLIDATED	124,474	1.8%	46,534	1.5%	9,525	0.1%
FEMSA COMERCIO
Proximity Division	43,418	(4.8%)	17,374	(4.7%)	2,411	(21.1%)	(6.5%)
Health Division	17,750	16.0%	5,069	17.9%	810	110.4%	15.5%
Fuel Division (1)	8,535	(21.4%)	1,080	(21.3%)	208	(53.0%)	(22.4%)
LOGISTICS & DISTRIBUTION	10,809	N/A	2,353	N/A	367	N/A
COCA-COLA FEMSA	44,690	(1.5%)	19,922	(3.8%)	5,899	3.0%

(1) variations vs. comparable results

Eduardo Padilla, FEMSA’s CEO, commented:

“The first quarter’s results show sequential improvement in most of our operations relative to the fourth quarter of 2020. Within the first quarter itself, we saw more encouraging data as the sequential improvement was also evident as the months went by in several markets, and the comparison base became less demanding. Having said that, the consumer environment remains challenging, and the health emergency remains serious as vaccination efforts are still incipient in most of our geographies. Therefore, directionally we are making progress, but we must remain vigilant, disciplined, and agile.

Furthermore, we continue to balance navigating our short-term challenges, with executing our long-term strategy. A good example of that is the sustainability-linked notes issuance we announced yesterday, that allowed us to tap the Euro market at record-low yields, helping us improve our debt maturity profile while reinforcing our commitment to ambitious ESG objectives for the next decade and beyond.”

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED					CONSOLIDATED BALANCE SHEET
1Q21 Financial Summary
(Millions of Ps.)					(Millions of Ps.)

	1Q21	1Q20	Var.	Org.	As of March 31, 2021	Ps.	US$ [3]
Revenues	124,474	122,284	1.8%	(3.0%)	Cash	113,327	5,544
Income from Operations	9,525	9,518	0.1%	(2.4%)	Short-term debt	7,789	381
Income from Operations Margin (%)	7.7	7.8	-10 bps		Long-term debt [4]	177,823	8,699
Operative Cash Flow (EBITDA)	16,975	17,133	(0.9%)	(3.6%)	Net debt [4]	72,285	3,536
Operative Cash Flow (EBITDA) Margin (%)	13.6	14.0	-40 bps
Net Income	6,260	9,112	(31.3%)

Total revenues increased 1.8% in 1Q21 compared to 1Q20. On an organic basis,1 total revenues decreased 3.0%, reflecting the impact of the COVID-19 pandemic across most of our business units.

Gross profit increased 1.5%. Gross margin decreased 10 basis points, mainly driven by a contraction at Coca-Cola FEMSA, partially offset by an expansion at FEMSA Comercio’s Health and Fuel Divisions and stable margins at FEMSA Comercio’s Proximity Division.

Income from operations remained stable. On an organic basis,1 income from operations decreased 2.4%. Consolidated operating margin decreased 10 basis points to 7.7% of total revenues, reflecting a margin contraction at FEMSA Comercio’s Proximity and Fuel Divisions driven by operating deleverage related to the effects of the COVID-19 pandemic, partially offset by a margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income tax was Ps. 2,659 million in 1Q21.

Net consolidated income decreased 31.3% to Ps. 6,260 million, reflecting a demanding comparison base in the first quarter of 2020 that benefited from a foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso. This was partially offset by: i) a reduction in interest expense driven mainly by the recognition of a one-time charge related to the debt prepayment of Coca-Cola FEMSA´s U.S. dollar-denominated bond during the first quarter of 2020; and ii) an increase in our participation in associates’ results, which mainly reflects the results of our investment in Heineken.

Net majority income was Ps. 1.28 per FEMSA Unit2 and US$0.62 per FEMSA ADS.

Capital expenditures amounted to Ps. 3,353 million, reflecting reduced investments at all our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2021 was 20.4410 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

April 29, 2021	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
1Q21 Financial Summary
(Millions of Ps. except same-stores sales)
	1Q21	1Q20	Var.
Same-store sales (thousands of Ps.)	687	735	(6.5%)
Revenues	43,418	45,620	(4.8%)
Income from Operations	2,411	3,055	(21.1%)
Income from Operations Margin (%)	5.6	6.7	-110 bps
Operative Cash Flow (EBITDA)	5,196	5,748	(9.6%)
Operative Cash Flow (EBITDA) Margin (%)	12.0	12.6	-60 bps

Total revenues decreased 4.8% in 1Q21 compared to 1Q20, reflecting a 6.5% same-store sales decrease, driven by a 18.3% decline in store traffic reflecting reduced customer mobility and continued restrictions in the first months of the year, coupled with a high base of comparison. This was partially offset by an increase of 14.4% in average customer ticket, reflecting a shift in our sales mix towards home consumption categories and SKUs in connection to the COVID-19 pandemic. During the quarter, OXXO’s store base expanded by 140 net new stores, to reach a total of 19,706 OXXO stores as of March 31, 2021.

Gross profit was stable at 40.0% of total revenues, reflecting growth of the services category including income from financial services, which offset a decrease in commercial income activity and promotional programs with our key supplier partners.

Income from operations represented 5.6% of total revenues. Operating expenses decreased 1.5% to Ps. 14,963 million, less than revenues, mainly reflecting: i) operating deleverage as our largely fixed cost base continues to face lower revenues than usual; and ii) our continuing initiative to strengthen our compensation structure of key in-store personnel, including the gradual shift from commission-based store teams to employee-based teams.

April 29, 2021	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
1Q21 Financial Summary
(Millions of Ps. except same-stores sales)
	1Q21	1Q20	Var.	Org.
Same-store sales (thousands of Ps.)	1,412	1,222	15.5%
Revenues	17,750	15,296	16.0%	0.0%
Income from Operations	810	385	110.4%	0.0%
Income from Operations Margin (%)	4.6	2.5	210 bps
Operative Cash Flow (EBITDA)	1,634	1,191	37.2%	0.0%
Operative Cash Flow (EBITDA) Margin (%)	9.2	7.8	140 bps

Total revenues increased 16.0% in 1Q21 compared to 1Q20, reflecting positive trends in Mexico and in our operations in South America, coupled with a positive currency translation effect related to the appreciation of the Chilean and Colombian peso relative to the Mexican peso. These were partially offset by the effect of the strict mobility restrictions that continue affecting our operations in Ecuador. During the quarter, the Health Division’s store base increased by 37 units, reaching a total of 3,405 points of sale across its territories as of March 31, 2021. This figure reflects the addition of 209 net new store openings for the last twelve months across our territories. Same-store sales for drugstores increased an average of 15.5%, reflecting the revenue drivers described above. On a currency-neutral1 basis, total revenues increased 4.2% while same-store sales increased by 7.8%

Gross profit reached 28.6% of total revenues, reflecting improved efficiency and more effective collaboration and execution with our key supplier partners across our operations.

Income from operations improved to 4.6% of total revenues. Operating expenses increased 8.8% to Ps. 4,259 million, below revenue growth. Positive trends were mainly driven by the Health Division’s organic growth in Mexico, reflecting increased operating leverage, coupled with tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

April 29, 2021	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
1Q21 Financial Summary
(Millions of Ps. except same-stations sales)
	1Q21	Comparable 1Q20(1)	Var.*	Reported 1Q20
Same-station sales (thousands of Ps.)	5,105	6,576	(22.4%)	6,576
Revenues	8,535	10,858	(21.4%)	10,858
Income from Operations	208	443	(53.0%)	234
Income from Operations Margin (%)	2.4	4.1	-170 bps	2.2
Operative Cash Flow (EBITDA)	434	673	(35.5%)	464
Operative Cash Flow (EBITDA) Margin (%)	5.1	6.2	-110 bps	4.3

(1) Includes wholesale and distribution operations
*vs. Comparable Results

Total revenues decreased 21.4% in 1Q21 compared to 1Q20 on a comparable basis, reflecting a 22.4% average same-station sales decrease, driven by a 24.8% fall in the average volume following reduced mobility in connection to the COVID-19 pandemic. This was partially offset by an increase of 3.2% in the average price per liter and by the addition of 3 net new OXXO GAS stations in the quarter, to reach 11 total net new stations in the last twelve months. As of March 31, 2021, FEMSA Comercio’s Fuel Division had a total of 561 OXXO GAS service stations.

Gross profit reached 12.7% of total revenues. This figure now includes the wholesale and distribution margin that was previously recorded along with our logistics operations at the FEMSA level. Going forward, this margin will be included in the Fuel Division’s results.

Income from operations amounted to 2.4% of total revenues. Operating expenses decreased 6.1% to Ps. 872 million compared to Ps. 929 million on a comparable basis, declining less than revenues, reflecting reduced operating leverage.

April 29, 2021	5

Logistics and Distribution

LOGISTICS AND DISTRIBUTION
1Q21 Financial Summary
(Millions of Ps.)

1Q21
Revenues	10,809
Income from Operations	367
Income from Operations Margin (%)	3.4
Operative Cash Flow (EBITDA)	964
Operative Cash Flow (EBITDA) Margin (%)	8.9

Total revenues amounted to Ps. 10,809 million, reflecting positive demand dynamics in our operations in Brazil, coupled with incipient recovery trends in the United States. These were partially offset by the negative currency translation effect from the depreciation of the Brazilian Real relative to the Mexican peso.

Gross profit reached 21.8% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 3.4% of total revenues. Operating expenses totaled Ps. 1,986 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

April 29, 2021	6

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

•	On April 28, 2021 FEMSA announced the placement of Euro-denominated sustainability linked notes in the international capital markets. FEMSA successfully issued EUR €700 million in senior notes due in 2028 bearing interest at an annual rate of 70 basis points over the relevant benchmark for a yield of 0.551%, and EUR €500 million in senior notes due in 2033 bearing interest at an annual rate of 88 basis points over the relevant benchmark for a yield of 1.068% (the “Notes”). This issuance represents the largest ever sustainability linked bond by a Latin American issuer, and it was backed by 196 international institutional investors and was oversubscribed 1.9x times.

In connection with the Notes, FEMSA adopted and published its Sustainability Linked Bond Framework, which was prepared in accordance with the Sustainability-Linked Bond Principles (“SLBP”) 2020, as administered by the International Capital Market Association. The Sustainability Linked Bond Framework includes certain Sustainability Performance Targets of the Company, which are aligned with its overall sustainability strategy priorities for 2030. Per the terms of the Notes, the satisfaction of the Sustainability Performance Targets will be verified by an accredited external party, and in the event that such targets are not satisfied by certain dates, there will be an interest rate step up of 25 basis points. In addition, the Company obtained a Second-Party Opinion from Sustainalytics in accordance with industry best practices.

Additionally, pursuant to the Sustainability-Linked Bond Framework, FEMSA has committed to publish annually on its website a Sustainability-Linked Securities update within its Sustainability Annual Report, which will include up-to-date information on its performance with respect to the key performance indicators.

The Sustainability Linked Bond Framework and Second-Party opinion are available at: https://femsa.gcs-web.com/sustainable-finance

This issuance received credit ratings of A- from Standard & Poor’s and A from Fitch Ratings.

The proceeds from this issuance will be used to redeem FEMSA’s EUR €1 billion 1.75% Senior Notes due 2023, pursuant to the terms of the indenture under which such existing Notes were issued, and the remainder, if any, will be used for general corporate purposes.

CONFERENCE CALL INFORMATION:
Our First Quarter 2021 Conference Call will be held on: Thursday, April 29, 2021, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 289 0438; International: +1 (323) 794 2423; Conference Id: 4762020. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.
April 29, 2021	7

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2021, which was 20.4410 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

April 29, 2021	8

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the first quarter of:
	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)
Total revenues	124,474	100.0	122,284	100.0	1.8	(3.0)
Cost of sales	77,940	62.6	76,441	62.5	2.0
Gross profit	46,534	37.4	45,843	37.5	1.5
Administrative expenses	5,831	4.7	5,020	4.1	16.2
Selling expenses	30,886	24.8	31,027	25.4	(0.5)
Other operating expenses (income), net (1)	292	0.2	278	0.2	5.0
Income from operations(2)	9,525	7.7	9,518	7.8	0.1	(2.4)
Other non-operating expenses (income)	(439)		(143)		N.S.
Interest expense	3,835		5,338		(28.2)
Interest income	260		690		(62.3)
Interest expense, net	3,575		4,648		(23.1)
Foreign exchange loss (gain)	(1,524)		(8,325)		(81.7)
Other financial expenses (income), net.	(152)		(104)		46.2
Financing expenses, net	1,899		(3,781)		(150.2)
Income before income tax and participation in associates results	8,065		13,442		(40.0)
Income tax	2,659	33.0%	4,723	35.1%	(43.7)
Participation in associates results(3)	854		393		117.3
(Loss) Consolidated net income	6,260		9,112		(31.3)
Net majority income	4,566		7,787		(41.4)
Net minority income	1,694		1,325		27.8

Operative Cash Flow & CAPEX	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)
Income from operations	9,525	7.7	9,518	7.8	0.1	(2.4)
Depreciation	6,205	5.0	6,135	5.0	1.1
Amortization & other non-cash charges	1,245	0.9	1,480	1.2	(15.9)
Operative Cash Flow (EBITDA)	16,975	13.6	17,133	14.0	(0.9)	(3.6)
CAPEX	3,353		5,309		(36.8)

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net.

April 29, 2021	9

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS		Mar-21	Dec-20	% Inc.
Cash and cash equivalents		113,327	107,624	5.3	5,703
Investments		216	662	(67.4)
Accounts receivable		25,914	28,249	(8.3)
Inventories		43,470	44,034	(1.3)
Other current assets		21,941	20,700	6.0		x
Total current assets		204,868	201,269	1.8
Investments in shares		95,620	98,270	(2.7)
Property, plant and equipment, net		111,253	113,106	(1.6)
Right of use		54,718	54,747	(0.1)
Intangible assets (1)		153,470	155,501	(1.3)
Other assets		69,111	61,955	11.6
TOTAL ASSETS		689,040	684,848	0.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		4,030	4,469	(9.8)
Current maturities of long-term debt		3,759	4,332	(13.2)
Interest payable		1,685	2,069	(18.6)
Current maturities of long-term leases		6,763	6,772	(0.1)
Operating liabilities		111,162	100,771	10.3
Total current liabilities		127,399	118,413	7.6
Long-term debt (2)		177,823	174,706	1.8
Long-term leases		51,782	51,536	0.5
Laboral obligations		7,364	7,253	1.5
Other liabilities		24,846	25,753	(3.5)
Total liabilities		389,214	377,661	3.1
Total stockholders’ equity		299,826	307,187	(2.4)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		689,040	684,848	0.6

	March 31, 2021
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	33.1%	7.0%
U.S. Dollars	46.3%	3.8%
Euros	13.2%	1.7%
Colombian pesos	0.4%	3.9%
Argentine pesos	0.3%	47.7%
Brazilian reais	3.9%	7.9%
Chilean pesos	2.0%	2.0%
Uruguayan Pesos	0.7%	7.4%
Guatemalan Quetzal	0.0%	6.3%
Total debt	100.0%	4.9%

Fixed rate (2)	92.2%
Variable rate (2)	7.8%

DEBT MATURITY PROFILE	2021	2022	2023	2024	2025	2026+
% of Total Debt	2.0%	2.6%	1.3%	19.3%	0.2%	74.5%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

April 29, 2021	10

FEMSA Comercio - Proximity Division
Results of Operations
Millions of Pesos

	For the first quarter of:
	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	43,418	100.0	45,620	100.0	(4.8)
Cost of sales	26,044	60.0	27,380	60.0	(4.9)
Gross profit	17,374	40.0	18,240	40.0	(4.7)
Administrative expenses	1,226	2.8	1,287	2.8	(4.7)
Selling expenses	13,666	31.4	13,873	30.4	(1.5)
Other operating expenses (income), net	71	0.2	25	0.1	184.0
Income from operations	2,411	5.6	3,055	6.7	(21.1)
Depreciation	2,569	5.9	2,514	5.5	2.2
Amortization & other non-cash charges	216	0.5	179	0.4	20.7
Operative cash flow (EBITDA)	5,196	12.0	5,748	12.6	(9.6)
CAPEX	1,308		2,255		(42.0)

Information of OXXO Stores
Total stores	19,706		19,598		0.6
Stores Mexico	19,438		19,344		0.5
Stores South America	268		254		5.5

Net new conveniences stores:
vs. Last quarter	140		268		(47.8)
Year-to-date	140		268		(47.8)
Last-twelve-months	108		1,365		(92.1)

Same-store data: (1)
Sales (thousands of pesos)	686.9		734.8		(6.5)
Traffic (thousands of transactions)	16.3		19.9		(18.3)
Ticket (pesos)	42.2		36.9		14.4

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 29, 2021	11

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the first quarter of:
	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	17,750	100.0	15,296	100.0	16.0
Cost of sales	12,681	71.4	10,998	71.9	15.3
Gross profit	5,069	28.6	4,298	28.1	17.9
Administrative expenses	736	4.1	798	5.2	(7.8)
Selling expenses	3,515	19.9	3,087	20.2	13.9
Other operating expenses (income), net	8	-	28	0.2	(71.4)
Income from operations	810	4.6	385	2.5	110.4
Depreciation	703	4.0	662	4.3	6.2
Amortization & other non-cash charges	121	0.6	144	1.0	(16.0)
Operative cash flow (EBITDA)	1,634	9.2	1,191	7.8	37.2
CAPEX	254		374		(32.2)

Information of Stores
Total Stores	3,405		3,196		6.5
Stores Mexico	1,348		1,261		6.9
Stores South America	2,057		1,935		6.3

Net new stores:
vs. Last quarter	37		35		5.7
Year-to-date	37		35		5.7
Last-twelve-months	209		812		(74.3)

Same-store data: (1)
Sales (thousands of pesos)	1,411.7		1,222.0		15.5

(1) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

April 29, 2021	12

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the first quarter of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	8,535	100.0	10,858	100.0	(21.4)	10,858	100.0	(21.4)
Cost of sales	7,455	87.3	9,486	87.4	(21.4)	9,704	89.4	(23.2)
Gross profit	1,080	12.7	1,372	12.6	(21.3)	1,154	10.6	(6.4)
Administrative expenses	63	0.7	36	0.3	75.0	36	0.3	75.0
Selling expenses	817	9.7	893	8.2	(8.5)	884	8.1	(7.6)
Other operating expenses (income), net	(8)	(0.1)	-	-	-	-	-	-
Income from operations	208	2.4	443	4.1	(53.0)	234	2.2	(11.1)
Depreciation	229	2.7	223	2.1	2.7	223	2.1	2.7
Amortization & other non-cash charges	(3)	-	7	-	(142.9)	7	-	(142.9)
Operative cash flow	434	5.1	673	6.2	(35.5)	464	4.3	(6.5)
CAPEX	87		103		(15.7)	103		(15.7)

Information of OXXO GAS Service Stations
Total service stations	561		550		2.0
Net new service stations
vs. Last quarter	3		5		(40.0)
Year-to-date	3		5		(40.0)
Last-twelve-months	11		10		10.0

Volume (million of liters) total stations	471		621		(24.1)

Same-stations data: (1)
Sales (thousands of pesos)	5,104.8		6,576.2		(22.4)
Volume (thousands of liters)	283.7		377.1		(24.8)
Average price per liter	18.0		17.4		3.2

(A) Unaudited consolidated financial information. Includes the wholesale and distribution business.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

April 29, 2021	13

Logistics and Distribution
Results of Operations
Millions of Pesos

	For the first quarter of:
	2021	% of rev.
Total revenues	10,809	100.0
Cost of sales	8,456	78.2
Gross profit	2,353	21.8
Administrative expenses	1,123	10.4
Selling expenses	849	7.9
Other operating expenses (income), net	14	0.1
Income from operations	367	3.4
Depreciation	410	3.8
Amortization & other non-cash charges	187	1.7
Operative cash flow (EBITDA)	964	8.9
CAPEX	195
April 29, 2021	14

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the first quarter of:
	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	44,690	100.0	45,348	100.0	(1.5)
Cost of sales	24,768	55.4	24,634	54.3	0.5
Gross profit	19,922	44.6	20,714	45.7	(3.8)
Administrative expenses	1,811	4.1	1,855	4.1	(2.4)
Selling expenses	11,982	26.8	12,681	28.0	(5.5)
Other operating expenses (income), net	230	0.5	449	1.0	(48.8)
Income from operations	5,899	13.2	5,729	12.6	3.0
Depreciation	2,236	5.0	2,259	5.0	(1.0)
Amortization & other non-cash charges	672	1.5	1,099	2.4	(38.9)
Operative cash flow (EBITDA)	8,807	19.7	9,086	20.0	(3.1)
CAPEX	1,459		2,082		(29.9)

Sales volumes
(Millions of unit cases)
Mexico and Central America	471.3	58.9	476.4	60.0	(1.1)
South America	120.6	15.1	111.1	14.0	8.6
Brazil	208.7	26.1	206.0	26.0	1.3
Total	800.7	100.0	793.5	100.0	0.9
April 29, 2021	15

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2021	LTM (1) Mar-21	Mar -21		Dec-20
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.23%	3.51%	20.60	1.0000	19.95	1.0000
Colombia	0.98%	1.56%	3,736.91	0.0055	3,432.50	0.0058
Brazil	0.93%	5.03%	5.70	3.6166	5.20	3.8387
Argentina	8.96%	43.73%	92.00	0.2240	84.15	0.2371
Chile	0.88%	2.32%	732.11	0.0281	711.24	0.0280
Euro Zone	0.25%	0.02%	0.85	24.1698	0.81	24.5213

(1) LTM = Last twelve months.

April 29, 2021	16

Coca-Cola FEMSA Announces First Quarter 2021 Results

Mexico City, April 26, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2021.

FIRST QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 0.9%, driven mainly by volume increases in Brazil, Guatemala, Nicaragua, Costa Rica, Colombia, and Argentina, which were partially offset by volume declines in Mexico and Uruguay.

•	Total revenues decreased 1.5%, while comparable revenues grew 5.4%. Our pricing initiatives were offset by unfavorable currency translation effects from our operating currencies in South America, driven mainly by a 16.6% translation effect from the Brazilian Real, coupled with unfavorable price-mix effects.

•	Operating income increased 3.0%, while comparable operating income increased 10.6%. Our favorable raw material hedging strategies, coupled with operating expense efficiencies, were partially offset by higher concentrate costs in Mexico, and the depreciation of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•	Majority net income increased 23.7%, driven mainly by the decrease in interest expenses during the quarter as compared to a one-time interest expense related to debt prepayment performed during the first quarter of 2020.

•	Earnings per share[1] were Ps. 0.19 (Earnings per unit were Ps. 1.50 and per ADS were Ps. 15.02.).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q21	1Q21	1Q21	1Q21
As Reported	Consolidated	(1.5%)	(3.8%)	3.0%	23.7%
	Mexico & Central America	1.8%	5.0%	27.0%
	South America	(5.6%)	(17.1%)	(33.0%)

Comparable (2)	Consolidated	5.4%	2.2%	10.6%
	Mexico & Central America	1.8%	4.9%	27.1%
	South America	11.0%	(2.7%)	(19.2%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“For the first quarter of 2021, we were able to deliver volume and operating income growth despite navigating what is still a very dynamic environment. Notably, our ability to generate savings and efficiencies enabled us to expand our operating income margin by 60 basis points while increasing our majority net income by 23.7%.

In Mexico and Central America, we delivered top-line growth thanks to our revenue management initiatives, coupled with solid volumes from Guatemala and a volume recovery in Costa Rica and Nicaragua. Importantly, our savings and efficiency initiatives drove double-digit operating income growth for the division. In South America, we continued to face significant currency headwinds; however, we are encouraged by the volume growth achieved in Brazil, despite substantial mobility restrictions during the quarter, as key Colombia and Argentina markets accelerated.

For 2021, we expect a year of recovery and important advances across all of our strategic fronts. Our COVID-19 mitigation actions will continue to be guided by the successful framework we implemented during 2020; all while we redouble our effort to become a sustainable, agile, and digital interconnected commercial beverage platform that continues to create value for all of our stakeholders for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 17 of 29

RECENT DEVELOPMENTS

·	On March 19, 2021, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2020, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2020, and the appointment or reelection of the members of the Board of Directors and the Planning and Finance, Audit, and Corporate Practices Committees for 2021. Shareholders approved the payment of a cash dividend of Ps. 0.63 per share (equivalent to Ps. 5.04 per unit) to be paid in two equal installments as of May 4, 2021, and November 3, 2021. This dividend payment represents a 3.7% increase compared to the previous year’s dividend.

·	Coca-Cola FEMSA released its 2020 integrated report entitled, “Refreshing Anytime, Anywhere,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

·	As of January 1, 2021, Mr. Ignacio Echevarria assumed the position of Chief Information Officer, reporting directly to our CEO. As part of his role, Mr. Echevarria oversees the IT responsibilities ensuring the correct implementation of technology towards our ongoing digital transformation.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 18 of 29

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2021	1Q 2020	Δ%	Δ%
Total revenues	44,690	45,348	(1.5%)	5.4%
Gross profit	19,922	20,714	(3.8%)	2.2%
Operating income	5,899	5,729	3.0%	10.6%
Operating cash flow (2)	8,807	9,086	(3.1%)	3.2%

Volume increased 0.9% to 800.7 million unit cases, driven mainly by volume increases in Brazil, Guatemala, Costa Rica, Nicaragua, Colombia, and Argentina, which were partially offset by volume declines in Mexico and Uruguay. This volume represents a 0.6% increase versus our 2019 baseline.

Total revenues decreased 1.5% to Ps. 44,690 million. This decline was driven mainly by the negative translation effect resulting from the depreciation of the Brazilian Real, Argentine Peso, and Uruguayan Peso as compared to the Mexican Peso, an effect that was partially offset by pricing initiatives in key markets. On a comparable basis, excluding currency translation effects, total revenues would have increased 5.4%. These revenues represent a 3.4% decline versus the same period of 2019.

Gross profit decreased 3.8% to Ps. 19,922 million, and gross margin decreased 110 basis points to 44.6%. This contraction was impacted mainly by the depreciation in the average exchange rate of our operating currencies as applied to our U.S. dollar-denominated raw material costs, coupled with unfavorable price-mix effects and higher concentrate costs in Mexico. These effects were partially offset by our favorable raw material hedging strategies and cost efficiencies. On a comparable basis, gross profit would have increased 2.2%. Gross profit represents a 4.6% decline versus the first quarter of 2019.

Operating income increased 3.0% to Ps. 5,899 million, and operating margin increased 60 basis points to 13.2%. This expansion was driven mainly by freight and marketing expense efficiencies across our operations, partially offset by a decrease in gross profit. On a comparable basis, operating income would have increased 10.6%. Our operating income represents a 3.2% increase versus our 2019 baseline.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 19 of 29

Comprehensive financing result recorded an expense of Ps. 1,131 million, compared to an expense of Ps. 2,196 million in the same period of 2020. This reduction was driven mainly by the recognition of a one-time interest expense related to the debt prepayment of our U.S. dollar-denominated bond performed during the first quarter of 2020. In addition, we recognized a larger gain in monetary position in inflationary subsidiaries during the first quarter of 2021.

These effects were partially offset by a reduction in the foreign exchange gain. During the first quarter of 2020, we recorded a foreign exchange gain of Ps. 486 million as compared to a gain of Ps. 14 million in the same period of 2021, as our net debt exposure in U.S. dollars significantly benefited from the depreciation of the Mexican Peso during the first quarter of 2020. Finally, we recorded a reduction in our interest income related to a lower gain in our financial instruments.

Income tax as a percentage of income before taxes was 34.7% as compared to 30.6% during the same period of the previous year. This increase was driven mainly by tax impacts of a higher inflation level in this quarter; adjustments of deferred tax assets of prior periods; and effects of certain changes on tax legislation where we operate.

Net income attributable to equity holders of the company was Ps. 3,156 million as compared to Ps. 2,552 million during the same period of the previous year. This 23.7% increase was driven mainly by a one-time expense of Ps. 1,475 million, which impacted our interest expense in the first quarter of 2020 due to debt prepayment. Earnings per share1 were Ps. 0.19 (Earnings per unit were Ps. 1.50 and per ADS were Ps. 15.02.). Our majority net income represents a 21.8% increase versus the net income of the first quarter 2019.

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 20 of 29

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2021	1Q 2020	Δ%	Δ%
Total revenues	25,980	25,524	1.8%	1.8%
Gross profit	13,072	12,453	5.0%	4.9%
Operating income	4,362	3,435	27.0%	27.1%
Operating cash flow (2)	6,163	5,604	10.0%	10.0%

Volume decreased 1.1%, as double-digit volume growth in Guatemala and growth in our southern Central America territories was offset by a 2.7% decline in Mexico. Volume for the first quarter 2021 declined 1.4% versus our 2019 baseline.

Total revenues increased 1.8% to Ps. 25,980 million, driven mainly by pricing initiatives across the division and volume growth in Central America, partially offset by a volume decline in Mexico and an unfavorable price-mix effect. On a comparable basis, total revenues would have increased 1.8%. Total revenues grew 4.7% versus our 2019 first quarter results.

Gross profit increased 5.0% to Ps. 13,072 million, and gross margin expanded 150 basis points to 50.3%, driven mainly by our pricing initiatives, cost efficiencies and favorable raw material hedging strategies. These factors were partially offset by higher concentrate costs in Mexico and unfavorable price-mix effects. On a comparable basis, gross profit would have increased 4.9%. Our gross profit increased 11.0% as compared with the first quarter 2019.

Operating income increased 27.0% to Ps. 4,362 million in the first quarter of 2021, and operating margin expanded 330 basis points to 16.8% during the period, driven mainly by our focus on driving savings and operating expense efficiencies. These savings were achieved primarily through labor, maintenance, and marketing expense efficiencies in Mexico. On a comparable basis, operating income would have increased 27.1%. Our operating income for the division increased 41.8% as compared with the first quarter of 2019.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 21 of 29

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2021	1Q 2020	Δ%	Δ%
Total revenues	18,710	19,824	(5.6%)	11.0%
Gross profit	6,850	8,261	(17.1%)	(2.7%)
Operating income	1,537	2,294	(33.0%)	(19.2%)
Operating cash flow (2)	2,645	3,483	(24.1%)	(9.7%)

Volume increased 3.8%, driven by volume growth in Brazil, Colombia, and Argentina, partially offset by volume declines in Uruguay. This volume is 3.5% higher as compared with the first quarter 2019.

Total revenues declined 5.6% to Ps. 18,710 million, impacted mainly by an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso. These effects were partially offset by our revenue management initiatives, and volume growth in Brazil, Argentina and Colombia. On a comparable basis, excluding currency translation effects, total revenues would have increased by 11.0%. Total revenues declined 12.7% as compared with the same period of 2019.

Gross profit decreased 17.1% to Ps. 6,850 million, and gross margin contracted 510 basis points to 36.6%. This decrease was driven mainly by the depreciation of the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs, coupled with unfavorable price-mix effects. These factors were partially offset by favorable raw material hedging strategies and revenue management initiatives. On a comparable basis, gross profit would have decreased 2.7%. Gross profit in the division declined 24.8% as compared with the first quarter of 2019.

Operating income decreased 33.0% to Ps. 1,537 million in the first quarter of 2021, resulting in a margin contraction of 340 basis points to 8.2%. This decrease was driven mainly by a gross profit decline, coupled with an operating foreign exchange loss. These factors were partially offset by operating efficiencies, mainly marketing expense efficiencies in Brazil, Colombia, and Uruguay. On a comparable basis, operating income would have decreased 19.2%. Operating income declined 41.7% as compared with the first quarter of 2019.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 22 of 29

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 23 of 29

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 24 of 29

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:

	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)

Transactions (million transactions)	4,375.0		4,652.4		-6.0%	-6.0%
Volume (million unit cases)	800.7		793.5		0.9%	0.9%
Average price per unit case	50.84		51.88		-2.0%
Net revenues	44,518		44,958		-1.0%
Other operating revenues	173		390		-55.8%
Total revenues (2)	44,690	100.0%	45,348	100.0%	-1.5%	5.4%
Cost of goods sold	24,768	55.4%	24,634	54.3%	0.5%
Gross profit	19,922	44.6%	20,714	45.7%	-3.8%	2.2%
Operating expenses	13,793	30.9%	14,536	32.1%	-5.1%
Other operative expenses, net	212	0.5%	317	0.7%	-33.0%
Operative equity method (gain) loss in associates(3)	18	0.0%	133	0.3%	-86.6%
Operating income (5)	5,899	13.2%	5,729	12.6%	3.0%	10.6%
Other non operative expenses, net	4	0.0%	(7)	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	(2)	0.0%	(73)	-0.2%	-97.7%
Interest expense	1,471		3,070		-52.1%
Interest income	163		288		-43.5%
Interest expense, net	1,308		2,782		-53.0%
Foreign exchange loss (gain)	(14)		(486)		-97.0%
Loss (gain) on monetary position in inflationary subsidiaries	(171)		(98)		74.1%
Market value (gain) loss on financial instruments	8		(2)		NA
Comprehensive financing result	1,131		2,196		-48.5%
Income before taxes	4,766		3,613		31.9%
Income taxes	1,660		1,122		47.9%
Result of discontinued operations	-		-		NA
Consolidated net income	3,106		2,491		24.7%
Net income attributable to equity holders of the company	3,156	7.1%	2,552	5.6%	23.7%
Non-controlling interest	(49)	-0.1%	(61)	-0.1%	-19.2%

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)

Operating income (5)	5,899	13.2%	5,729	12.6%	3.0%
Depreciation	2,236		2,259		-1.0%
Amortization and other operative non-cash charges	672		1,099		-38.9%
Operating cash flow (5)(6)	8,807	19.7%	9,086	20.0%	-3.1%	3.2%
CAPEX	1,459		2,082		-29.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul for 2020, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 25 of 29

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,383.9		2,597.5		-8.2%	-8.2%
Volume (million unit cases)	471.3		476.4		-1.1%	-1.1%
Average price per unit case	55.11		53.55		2.9%
Net revenues	25,973		25,512
Other operating revenues	7		12
Total Revenues (2)	25,980	100.0%	25,524	100.0%	1.8%	1.8%
Cost of goods sold	12,908	49.7%	13,071	51.2%
Gross profit	13,072	50.3%	12,453	48.8%	5.0%	4.9%
Operating expenses	8,572	33.0%	8,571	33.6%
Other operative expenses, net	189	0.7%	386	1.5%
Operative equity method (gain) loss in associates (3)	(51)	-0.2%	61	0.2%
Operating income (4)	4,362	16.8%	3,435	13.5%	27.0%	27.1%
Depreciation, amortization & other operating non-cash charges	1,801	6.9%	2,169	8.5%
Operating cash flow (4)(5)	6,163	23.7%	5,604	22.0%	10.0%	10.0%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Estrella Azul for 2020, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,991.1		2,054.9		-3.1%	-3.1%
Volume (million unit cases)	329.4		317.1		3.8%	3.8%
Average price per unit case	44.72		49.38		-9.4%
Net revenues	18,544		19,446
Other operating revenues	166		378
Total Revenues (2)	18,710	100.0%	19,824	100.0%	-5.6%	11.0%
Cost of goods sold	11,861	63.4%	11,563	58.3%
Gross profit	6,850	36.6%	8,261	41.7%	-17.1%	-2.7%
Operating expenses	5,221	27.9%	5,964	30.1%
Other operative expenses, net	23	0.1%	(69)	-0.4%
Operative equity method (gain) loss in associates (3)	68	0.4%	72	0.4%
Operating income (4)	1,537	8.2%	2,294	11.6%	-33.0%	-19.2%
Depreciation, amortization & other operating non-cash charges	1,107	5.9%	1,189	6.0%
Operating cash flow (4)(5)	2,645	14.1%	3,483	17.6%	-24.1%	-9.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Leao Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 26 of 29

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-21	Dec-20	% Var.	Liabilities & Equity	Mar-21	Dec-20	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	4,056	5,017	-19%
	48,425	43,497	11%	Suppliers	16,096	17,195	-6%
Total accounts receivable	8,737	11,523	-24%	Short-term leasing Liabilities	550	560	-2%
Inventories	10,160	9,727	4%	Other current liabilities	28,208	20,073	41%
Other current assets	6,642	7,693	-14%	Total current liabilities	48,910	42,845	14%
Total current assets	73,964	72,440	2%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	84,705	82,461	3%
Property, plant and equipment	107,903	109,551	-2%	Long Term Leasing Liabilities	867	746	16%
Accumulated depreciation	(49,911)	(50,091)	0%	Other long-term liabilities	13,595	14,557	-7%
Total property, plant and equipment, net	57,992	59,460	-2%	Total liabilities	148,078	140,609	5%
Right of use assets	1,390	1,278	9%	Equity
Investment in shares	7,531	7,623	-1%	Non-controlling interest	5,258	5,583	-6%
Intangible assets and other assets	101,930	103,971	-2%	Total controlling interest	108,431	116,874	-7%
Other non-current assets	18,959	18,294	4%	Total equity	113,689	122,457	-7%
Total Assets	261,766	263,066	0%	Total Liabilities and Equity	261,766	263,066	0%

	March 31, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	54.4%	23.8%	7.1%
U.S. Dollars	33.1%	0.0%	2.7%
Colombian Pesos	2.1%	51.7%	3.7%
Brazilian Reals	8.3%	0.2%	7.9%
Uruguayan Pesos	1.6%	0.0%	7.4%
Argentine Pesos	0.7%	0.0%	47.7%
Total Debt	100%	7.3%	5.9%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Mix

Financial Ratios	1Q 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	37,309	42,194	-11.6%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.01	1.13
Operating cash flow/ Interest expense, net (1)	6.73	5.46
Capitalization (2)	44.7%	42.7%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 27 of 29

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2021					1Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	296.1	17.9	65.9	28.3	408.2	301.3	21.3	68.1	28.5	419.3	-2.7%
Guatemala	28.7	0.9	-	1.4	30.9	24.2	0.8	-	1.0	26.0	19.0%
CAM South	26.9	1.5	0.1	3.7	32.2	25.0	2.1	0.2	3.8	31.1	3.6%
Mexico and Central America	351.6	20.3	66.0	33.3	471.3	350.5	24.2	68.4	33.3	476.4	-1.1%
Colombia	54.2	5.3	3.9	4.2	67.7	50.2	6.4	5.1	3.8	65.4	3.5%
Brazil (3)	181.2	11.4	2.2	13.9	208.7	174.5	15.5	2.9	13.1	206.0	1.3%
Argentina	34.2	3.0	1.8	3.6	42.6	27.4	3.8	1.4	2.7	35.2	20.9%
Uruguay	8.9	1.3	-	0.2	10.3	9.1	1.2	-	0.1	10.5	-1.3%
South America	278.4	21.0	7.9	22.0	329.4	261.1	26.9	9.4	19.7	317.1	3.8%
TOTAL	630.0	41.3	74.0	55.3	800.7	611.7	51.1	77.7	53.1	793.5	0.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2021				1Q 2020				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,590.3	131.5	193.6	1,915.4	1,775.0	158.6	214.0	2,147.7	-10.8%
Guatemala	216.3	9.2	13.6	239.2	186.9	8.6	9.3	204.7	16.8%
CAM South	183.5	9.9	36.0	229.4	188.5	13.6	41.8	245.1	-6.4%
Mexico and Central America	1,990.1	150.6	243.2	2,383.9	2,150.4	180.8	265.0	2,597.5	-8.2%
Colombia	348.8	57.8	36.5	443.1	348.3	79.7	37.1	465.1	-4.7%
Brazil (3)	1,064.0	96.2	141.8	1,301.9	1,091.9	131.3	131.5	1,354.7	-3.9%
Argentina	155.5	17.7	25.0	198.1	142.1	22.1	18.4	182.6	8.5%
Uruguay	41.2	4.8	1.9	47.9	46.2	5.2	1.2	52.6	-8.9%
South America	1,609.4	176.4	205.2	1,991.1	1,628.5	238.2	188.2	2,054.9	-3.1%
TOTAL	3,599.6	327.0	448.4	4,375.0	3,778.9	419.0	453.2	4,652.4	-6.0%

Revenues
Expressed in million Mexican Pesos	1Q 2021	1Q 2020	Δ %
Mexico	21,047	21,067	-0.1%
Guatemala	2,449	1,988	23.2%
CAM South	2,484	2,469	0.6%
Mexico and Central America	25,980	25,524	1.8%
Colombia	3,285	3,174	3.5%
Brazil (4)	12,802	13,968	-8.3%
Argentina	1,854	1,905	-2.7%
Uruguay	770	777	-1.0%
South America	18,710	19,824	-5.6%
TOTAL	44,690	45,348	-1.5%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps.3,814.1 million for the first quarter of 2021 and Ps.3,786.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 28 of 29

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q21
México	3.51%	1.68%
Colombia	1.56%	1.45%
Brasil	5.03%	1.36%
Argentina	43.73%	13.59%
Costa Rica	0.89%	0.64%
Panama	-1.19%	0.35%
Guatemala	6.54%	0.95%
Nicaragua	3.38%	1.47%
Uruguay	9.04%	2.99%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q21	1Q20	Δ %
México	20.32	19.86	2.3%
Colombia	3,555.17	3,537.32	0.5%
Brasil	5.47	4.46	22.8%
Argentina	88.57	61.50	44.0%
Costa Rica	614.65	574.26	7.0%
Panamá	1.00	1.00	0.0%
Guatemala	7.75	7.68	1.0%
Nicaragua	34.91	33.96	2.8%
Uruguay	43.09	39.58	8.9%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-21	Mar-20	Δ %	Ene-21	Ene-20	Δ %
México	20.60	23.51	-12.4%	20.27	18.71	8.4%
Colombia	3,736.91	4,064.81	-8.1%	3,559.46	3,411.45	4.3%
Brasil	5.70	5.20	9.6%	5.48	4.27	28.3%
Argentina	92.00	64.47	42.7%	87.33	60.35	44.7%
Costa Rica	615.81	587.37	4.8%	616.16	573.36	7.5%
Panamá	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.71	7.68	0.4%	7.79	7.66	1.6%
Nicaragua	34.99	34.09	2.7%	34.88	33.92	2.8%
Uruguay	44.19	43.01	2.7%	37.31	32.39	15.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021	Page 29 of 29